UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2024

FRESH VINE WINE, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-41147	87-3905007
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

P.O. Box 78984

Charlotte, NC 28271

(Address of Principal Executive Offices) (Zip Code)

(855) 766-9463

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	VINE	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 – Entry into a Material Definitive Agreement.

Agreement and Plan of Merger with Notes Live, Inc.

On January 25, 2024, Fresh Vine Wine, Inc., a Nevada corporation (“Fresh Vine”), FVW Merger Sub, Inc., a Colorado corporation and a wholly-owned subsidiary of Fresh Vine (“Merger Sub”), and Notes, Live, Inc., a Colorado corporation (“Notes Live”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Notes Live, with Notes Live continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (i) each then outstanding share of Notes Live common stock (collectively, “Notes Live common stock”) (which comprises all of Notes Live’s outstanding capital stock) will be converted into the right to receive a number of shares of Fresh Vine common stock calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (ii) each then outstanding warrant to purchase Notes Live common stock will be exchanged (or otherwise amended) for a warrant exercisable (at an exercise price adjusted to reflect to the Exchange Ratio) to acquire that number of shares of Fresh Vine common stock equal to the number of warrant shares multiplied by the Exchange Ratio, and (iii) any then outstanding Notes Live promissory note that is convertible into Notes Live common stock will be exchanged, or otherwise amended, such that it will be convertible from and after the Merger into shares of Fresh Vine common stock at a per share conversion price adjusted to reflect the Exchange Ratio. Each share of Fresh Vine common stock and each option and warrant to purchase Fresh Vine common stock that is outstanding at the effective time of the Merger will remain outstanding in accordance with its terms and such shares of Fresh Vine common stock, options and warrants will be unaffected by the merger (subject adjustment based on the proposed Reverse Split described below).

The Exchange Ratio will be calculated using a formula intended to allocate existing Fresh Vine stockholders and Notes Live shareholders a percentage of the combined company based on agreed upon relative valuations of Fresh Vine and Notes Live in which:

●	the Notes Live valuation is equal to $350,875,464, plus an amount equal to the aggregate gross proceeds received or to be received by Notes Live in a private offering of Notes Live securities being conducted by Notes Live as of the date of the Merger Agreement (the “Notes Live Financing”); and

●	the Fresh Vine Valuation is equal to $18.0 million, plus the amount of any Net Cash Surplus.

For such purposes, “Net Cash Surplus” means the amount by which the cash, cash equivalent assets or other liquid assets of Fresh Vine at the closing of the Merger transaction exceed the Net Cash Target, and the “Net Cash Target” means an aggregate of $3.5 million; provided that the Net Cash Target will be reduced on a dollar-for-dollar basis for the gross proceeds of any equity investments in Notes Live made by Fresh Vine, its affiliates, or persons directly introduced to Notes Live by Fresh Vine or its affiliates from December 1, 2023 through the effective date of the Merger (but not giving effect to the previously disclosed $500,000 equity investment in Notes Live made by Fresh Vine upon entering into the letter of intent with Note Live for the subject transaction (the “Fresh Vine Equity Investment”)).

On a pro forma basis and without adjustment for gross proceeds from the Notes Live Financing or any Net Cash Surplus, pre-merger Notes Live shareholders are expected to own approximately 95.1% of the outstanding shares of capital stock of the combined company and pre-merger Fresh Vine stockholders are expected to own approximately 4.9% of the outstanding shares of capital stock of the combined company.

As contemplated by the Merger Agreement, Fresh Vine intends to effect a reverse stock split at or around the effect date of the merger at a ratio that results in the Fresh Vine common stock satisfying the initial listing standards of the NYSE American stock exchange (the “NYSE American”) and the exchange ratio in the Merger being as near to one as reasonably practicable (i.e., so that each share of Notes Live capital stock will be exchanged in the Merger for approximately one share of Fresh Vine common stock) (the “Reverse Split”).

At the effective time of the Merger, the board of directors of Fresh Vine is expected to consist of seven members, all of whom will be designated by Notes Live.

Each of Fresh Vine and Notes Live has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (a) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing of the Merger, (b) non-solicitation of alternative acquisition proposals, (c) Fresh Vine filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form S-4 to register the shares of Fresh Vine common stock to be issued in connection with the Merger (the “Registration Statement”), (d) Notes Live obtaining shareholder approval for the adoption of the Merger Agreement and the transaction contemplated thereby, (e) Fresh Vine calling, giving notice of and holding the Fresh Vine Shareholder Meeting (as defined below), (f) Fresh Vine and Notes Live using reasonable best efforts to file or otherwise submit applications, notices, reports and other documents reasonably required to be filed or otherwise submitted to any governmental authority with respect to the transactions contemplated by the Merger Agreement, (g) Fresh Vine using commercially reasonable efforts to maintain the existing listing of Fresh Vine common stock on the NYSE American and to obtain approval of the listing of the combined company’s common stock on the NYSE American, and (h) Fresh Vine and Notes Live using commercially reasonable efforts to coordinate with respect to compliance with NYSE American rules and regulations. In addition, the Merger Agreement requires that, on or prior to the closing of the Merger, Fresh Vine shall engage in a sale, license, transfer, disposition, divestiture or other monetization transaction, or winding down of Fresh Vine’s current wine production business (the “Fresh Vine Legacy Business”), or the sale, license, transfer, disposition, divestiture or other monetization transaction or other disposition of the assets comprising the Fresh Vine Legacy Business and in connection therewith causing any and all known obligations or liabilities associated with such assets and the conduct of the Fresh Vine Legacy Business operations to be satisfied (the “Fresh Vine Legacy Transaction”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (a) approval by Fresh Vine stockholders of the Fresh Vine Shareholder Matters (as defined below), (b) approval by Notes Live shareholders of, among other things, the adoption of the Merger Agreement, (c) the effectiveness of the Registration Statement, (d) NYSE American’s approval of the listing of the shares of Fresh Vine common stock to be issued in connection with the Merger (under the ticker symbol “VENU”), and, if applicable, NYSE American’s approval of an initial listing application for the combined company, (e) if applicable, the completion of required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the expiration or termination any waiting period applicable to the consummation of the Merger, (f) the absence of material adverse effects impacting Fresh Vine or Notes Live, (g) Fresh Vine having cash, cash equivalent assets or other liquid assets at the closing of the Merger in an amount that equals or exceeds the Net Cash Target, and having no liabilities on its balance sheet or unpaid or unsatisfied obligations that will require a cash expenditure by Fresh Vine after the effective time of the Merger, (h) the absence of dissenting Notes Live shareholders, and (i) the entry by Notes Live into lock-up and leak-out arrangements with its shareholders to its satisfaction. In addition, the closing of the Merger is conditioned upon Fresh Vine having completed the Fresh Vine Legacy Transaction, or discontinued the Fresh Vine Legacy Business, in a manner reasonably acceptable to Notes Live. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including without limitation regarding the accuracy of the representations and warranties of the other party and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains certain termination rights of each of Fresh Vine and Notes Live. Upon termination of the Merger Agreement under specified circumstances, Fresh Vine may be required to pay Notes Live a termination fee of $1.0 million and/or reimburse Notes Live’s expenses up to a maximum of $500,000, and Notes Live may be required to pay Fresh Vine a termination fee of $1.0 million, reimburse Fresh Vine’s expenses up to a maximum of $500,000, and/or, at the election of Fresh Vine, redeem the Fresh Vine Equity Investment at the same price per share as the purchase price paid by Fresh Vine therefor.

In connection with the Merger, Fresh Vine expects to seek the approval of its stockholders for, among other things, (a) the issuance of the shares of Fresh Vine common stock issuable in connection with the Merger and the change of control of Fresh Vine resulting from the Merger pursuant to the rules of the NYSE American, (b) amendments to the Fresh Vine Articles of Incorporation to change the name of Fresh Vine to “Notes Live Holding Corp.” and, solely if doing so will not violate the rules and regulations of NYSE American, cause its authorized common stock to be divided into two or more separate classes or series, (c) an amendment to the Fresh Vine Articles of Incorporation to effect the Reverse Split; (d) upon conversion or exchange of Fresh Vine Series A Convertible Preferred Stock, the issuance of shares of Fresh Vine common stock in excess of the “Exchange Share Cap” and “Individual Holder Share Cap” limitations provided for in the Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock, (e) the liquidation, spinning-out, distribution, or other disposition or discontinuance of the Fresh Vine Legacy Business, and (f) any other proposal to be agreed upon by Fresh Vine and Notes Live in furtherance of the transactions contemplated by the Merger Agreement (collectively, the “Fresh Vine Shareholder Matters” and such meeting, the “Fresh Vine Shareholder Meeting”).

Voting and Support Agreements and Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, (a) officers, directors and certain 10% or greater shareholders of Notes Live (solely in their respective capacities as Notes Live shareholders) holding approximately 42% of the outstanding shares of Notes Live capital stock entitled to vote have entered into voting and support agreements with Fresh Vine to vote, among other things, all of their shares of Notes Live capital stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby, and against any alternative acquisition proposals (the “Notes Live Support Agreements”), and (b) certain officers, directors and stockholders of Fresh Vine have entered into voting and support agreements with Notes Live to vote, among other things, all of their shares of Fresh Vine capital stock in favor of the Fresh Vine Shareholder Matters and against any alternative acquisition proposals (the “Fresh Support Agreements”, and together with the Notes Live Support Agreements, the “Support Agreements”).

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Fresh Vine (solely in their respective capacities as stockholders) have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, they agreed not to transfer 95% of their shares of Fresh Vine common stock for periods ranging from six months to one-year following the closing of the Merger.

The preceding summaries of the Merger Agreement, the Support Agreements and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Notes Live Support Agreement, the form of Fresh Vine Support Agreement and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Fresh Vine or Notes Live or to modify or supplement any factual disclosures about Fresh Vine in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Fresh Vine, Notes Live and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Fresh Vine, Notes Live or any of their respective affiliates.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Years.

Effective upon entry into the Merger Agreement on January 25, 2024, Fresh Vine’s board of directors adopted an amendment to Fresh Vine’s bylaws. The amendment inserts a new Article XI that states that the “Acquisition of Controlling Interest” statutes set forth in Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes shall not apply to any “acquisition” of a “controlling interest” (as each term is defined therein) in Fresh Vine resulting from the Merger Agreement, including without limitation the acquisition of shares of Fresh Vine capital stock issued in the Merger or the acquisition of shares of Fresh Vine capital stock pursuant to the documents, instruments and arrangements contemplated by the Merger Agreement or upon the consummation of any transactions contemplated thereby, including without limitation any deemed acquisition of Fresh Vine capital stock by parties to the Support Agreements by reason of entering into such Support Agreements, and the acquisition of Fresh Vine common stock upon conversion or exchange of Fresh Vine’s Series A Convertible Preferred Stock (which conversion or exchange is a condition to the closing of the transactions contemplated by the Merger Agreement).

The foregoing description of the amendment to Fresh Vine’s bylaws is qualified in its entirety by reference to Amendment No. 1 to Bylaws, which is filed as Exhibit 3.1 to this Current Report, and is incorporated herein by reference.

Item 7.01 – Regulation FD Disclosure.

On January 29, 2024, Fresh Vine issued a press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on any websites referenced in the press release is not incorporated herein by reference.

The information furnished in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Note on Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements concerning the proposed Merger and other matters, including without limitation: statements relating to the satisfaction of the conditions to and consummation of the proposed Merger, the expected timing of the consummation of the proposed Merger and the expected ownership percentages of the combined company, Fresh Vine’s and Notes Live’s respective businesses, the strategy of the combined company, future operations, the ability of Fresh Vine to remain listed on the NYSE American, Fresh Vine’s ability to have cash, cash equivalent assets or other liquid assets at the closing of the Merger equal to or in excess of the Target Net Cash amount, and the form and substance of any Fresh Vine Legacy Transaction, including the terms and conditions and timing thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including without limitation: (i) the risk that the conditions to the closing of the proposed Merger are not satisfied in a timely manner or at all, including the failure to obtain stockholder approval of matters related to the proposed Merger; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Fresh Vine and Notes Live to consummate the proposed Merger; (iii) risks related to Fresh Vine’s ability to satisfy the Target Net Cash closing condition; (iv) risks related to Fresh Vine’s continued listing on the NYSE American pending closing of the proposed Merger; (v) the risk that the combined company will not satisfy the initial listing standards of the NYSE American or otherwise be approved for listing on the NYSE American; (vi) the risk that as a result of adjustments to the Exchange Ratio, Fresh Vine stockholders or Notes Live shareholders could own less of the combined company than is currently anticipated; (vii) uncertainties regarding the impact of any delay in the closing the proposed Merger would have on the anticipated cash resources of the parties prior to closing or of the combined company upon closing and other events and unanticipated spending and costs that could reduce the parties’ cash resources; (viii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; (ix) uncertainties regarding the terms, conditions and timing of a Fresh Vine Legacy Transaction and Fresh Vine’s ability to complete such Fresh Vine Legacy Transaction in a manner reasonably acceptable to Notes Live, (x) the effect of the announcement, pendency or completion of the proposed Merger on Fresh Vine’s or Notes Live’s business relationships, operating results and business generally; (xi) costs related to the proposed Merger; (xii) the outcome of any legal proceedings that may be instituted against Fresh Vine, Notes Live or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (xiii) the sufficiency of Fresh Vine’s cash and working capital to support continuing operations, to pay transaction costs through a closing of the proposed Merger transaction and to satisfy the Net Cash Target closing condition; (xiv) Fresh Vine’s ability to obtain additional financing when and if needed to do so, and the dilutive impact of any such financing; (xv) risks related to the impact that the Reverse Split may have on the trading price and volume of Fresh Vine’s common stock; (xvi) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results and the ultimate success of the combined company; and (xvii) legislative, regulatory, political and economic developments, among other risks and uncertainties. A further description of the risks and uncertainties relating to the business of Fresh Vine is contained in Fresh Vine’s most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. Fresh Vine cautions investors not to place considerable reliance on forward-looking statements. The forward-looking statements in this Current Report on Form 8-K speak only as of the date of this report, and Fresh Vine undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or changes in its expectations.

Important Additional Information

In connection with the proposed Merger, Fresh Vine will file materials with the SEC, including the Registration Statement, which will include a document that serves as a proxy statement/prospectus of Fresh Vine and an information statement of Notes Live, and other documents regarding the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and security holders will be able to obtain the Registration Statement, the proxy statement/prospectus and other materials filed by Fresh Vine with the SEC free of charge from the SEC’s website at www.sec.gov or from Fresh Vine at the SEC Filings section of www.ir.freshvinewine.com.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Fresh Vine and Notes Live and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about Fresh Vine’s directors and executive officers is available in Fresh Vine’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its definitive proxy statement dated November 6, 2023 for its 2023 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Fresh Vine or the SEC’s website as indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 25, 2024, by and among Fresh Vine Wine, Inc., FVW Merger Sub, Inc., and Notes, Live, Inc.
3.1	Amendment No. 1 to Fresh Vine Wine, Inc. Bylaws
10.1	Form of Notes Live Voting and Support Agreement
10.2	Form of Fresh Vine Voting and Support Agreement
10.3	Form of Lock-Up Agreement
99.1	Press Release issued on January 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act, for any exhibits or schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRESH VINE WINE, INC.

Date: January 29, 2024	By:	/s/ Michael Pruitt
Michael Pruitt
Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of January 25, 2024, by and among Fresh Vine Wine, Inc., FVW Merger Sub, Inc., and Notes, Live, Inc.
3.1	Amendment No. 1 to Fresh Vine Wine, Inc. Bylaws
10.1	Form of Notes Live Voting and Support Agreement
10.2	Form of Fresh Vine Voting and Support Agreement
10.3	Form of Lock-Up Agreement
99.1	Press Release issued on January 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act, for any exhibits or schedules so furnished.

8